

Mail Stop 3030

May 16, 2017

Daniel B. Kim
Associate General Counsel
Fortive Corporation
6920 Seaway Blvd
Everett, WA 98203

      Re: **Fortive Corporation**
              Registration Statement on Form S-4
              Filed May 5, 2017
              File No. 333-217740

Dear Mr. Kim:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Heather Percival at (202) 551-3498 with any questions.

              Sincerely,

              /s/ Heather Percival for

              Amanda Ravitz
              Assistant Director
              Office of Electronics and Machinery

cc: Erika L. Robinson
        Wilmer Cutler Pickering Hale and Dorr LLP